Via Facsimile and U.S. Mail
Mail Stop 6010

March 18, 2009

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
IntegraMed America, Inc.
2 Manhattanville Road
Purchase, NY 10577

Re: IntegraMed America, Inc.
        Form 10-K for the Year Ended December 31, 2007
        Filed March 14, 2008
        File No. 000-20260

Dear Mr. Hlywak:

        We have reviewed your January 29, 2009 response as revised on March 13, 2009 to our October 31, 2008 letter and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of significant Accounting Policies

Basis of Consolidation, page F-7

1. Please revise the business section disclosure you propose in response to prior comment 2 to clarify that although both patients enrolled and not enrolled in your Shared Risk Program enter clinics that you describe as IntegraMed's partner and affiliate clinics, only patients enrolled in your Shared Risk Program look to IntegraMed for the provision of fertility medical services, which the company contracts with its partner and affiliate fertility clinics to provide. Please also revise your business section to disclose the determinative facts that indicate to a patient enrolled in your program entering these clinics that the provision for

services will be from IntegraMed, and therefore the patient will have to look to IntegraMed for the provision of those services.

2. Please provide proposed revisions to your business section disclosure that help clarify the differences between IntegraMed's rights and obligations related to fertility centers and those related to vein clinics with the objective of clarifying why the company does not consolidate its partner and affiliate fertility centers, but does consolidate its vein clinics.   For example, describe the nature and extent of the equity investment in the centers and clinics as well as the sufficiency of such equity to fund operations; the decision-making authority, other than for the dispensing of medical services, of IntegraMed and the physicians related to the ongoing, major central operations of the centers and clinics over matters such as those described in footnote 2 of EITF 97-2; IntegraMed's fee structure (e.g. a fixed fee, a net profits interest, etc.) and its obligations, if any, to fund ongoing operations or capital requirements; IntegraMed's financial interest, as described in EITF 97-2 in the centers and clinics; as well as the number of fertility treatments conducted under the Shared Risk Program relative to the number that are not conducted through the program, which in a prior telephone conference provided helpful context to understand the decision-making authority you indicated fertility center physicians retained.

Revenue Recognition

Consumer Services – Shared Risk Refund Program, page F-8

3. Your response to comment 6 appears to indicate that revenue recognition is appropriate when the amount becomes non-refundable and services are substantially complete. However, we do not believe that your responsibility for the possible future medical services is inconsequential or perfunctory. Therefore, as communicated to IntegraMed in a conference call on March 12, 2009 we believe the 30% of the patient payment should be recognized as revenue in proportion to the decrease in your responsibility to provide medical services (i.e. proportional performance method).

4. Our previous comment 7 stated our belief that your fact pattern is not the same as the limited exception described in SAB Topic 13.A.4.a. That is, in your fact pattern, payment is not contingent solely on the patient's cancellation privileges. Thus, as communicated to IntegraMed in a conference call on March 12, 2009 the accounting described in the SAB would not apply and no revenue should be recognized prior to the delivery of a baby.

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As appropriate, please amend your Form 10-K as previously requested and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite out review. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant